601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

July 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng Mary Beth Breslin

Re:	Studio City International Holdings Limited Amendment No. 1 to Registration Statement on Form F-3 Filed January 3, 2022 File No. 333-261406

Ladies and Gentlemen:

This letter sets forth responses of Studio City International Holdings Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 17, 2022 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F-3 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement, including in response to the Staff’s comments, and the Company is concurrently filing an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1.	Staff’s Comment: We note your response to comment 1 that you have not conducted business through VIEs. Please disclose the following prominently on the prospectus cover page:

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich     Paris    Salt Lake City    Shanghai    Washington, D.C.

•

that you are not a Chinese operating company, but a Cayman Islands holding company, with operations conducted by your subsidiaries, and that this organizational structure involves unique risks to investors;

•	that investors may never directly hold equity interests in your operating company; and

•

that Chinese regulatory authorities could disallow your organizational structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless.

Please include a detailed discussion of these risks in the registration statement under Risk Factors and include on the cover page a cross-reference to your detailed discussion of the risks facing the company and the offering as a result of your organizational structure.

Response: The Company advises the Staff that it has revised the disclosure on the cover page and pages 20 and 21 of the Amended Registration Statement.

2.

Staff’s Comment: We note your response to comment 2 as well as your reference to disclosure in your 2020 Form 20-F regarding legal and operational risks associated with your operations in Macau and we reissue our comment. Please disclose prominently on the prospectus cover page the legal and operational risks associated with being based in Macau. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please also disclose on the cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company advises the Staff that it has revised the disclosure on the cover page and the “Risk Factors” section of the Amended Registration Statement.

As disclosed in the Amended Registration Statement, the Company does not believe it is at risk of being a Commission-Identified Issuer for a second consecutive year and is no longer at risk of having its securities subject to a trading prohibition under the HFCAA. Consequently, the Company has removed the risk factor addressing such concern from the Amended Registration Statement.

3.

Staff’s Comment: Your response to comment 3 notwithstanding, please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: The Company advises the Staff that it has revised the disclosure on the cover page and throughout the Amended Registration Statement to clearly identify the holding company and its subsidiaries, and that the investors are purchasing their interests in the holding company.

4.

Staff’s Comment: We note your response to comment 4 and we reissue our comment. On the cover page, please provide a description of how cash is transferred through your organization and, consistent with your response, disclose your intent to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable.

Response: The Company advises the Staff that it has revised the disclosure on the cover page of the Amended Registration Statement.

About This Prospectus, page 1

5.

Staff’s Comment: Notwithstanding your response to comment 7 indicating that you have no operations in mainland China and referring to disclosure in your 2020 Form 20-F, we reissue our comment. Please include in the prospectus summary a new subsection that summarizes your risk factors. In the summary of risk factors, please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong and Macau pose to investors. In particular, please describe the significant regulatory, liquidity, and enforcement risks with cross-references, including page numbers, to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company advises the Staff that it has revised the disclosure in the prospectus summary to include a summary of risk factors.

6.

Staff’s Comment: We note your response to comment 8 and your reference to sections of your 2020 Form 20-F addressing risks associated with operating in Macau. Consistent with your response, please include a statement in the prospectus summary that there are no permissions or approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors that are required to be disclosed. In addition, describe the consequences to you and your investors if you or your subsidiaries: (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company advises the Staff that it has revised the prospectus summary to include disclosure regarding the permissions, approvals, licenses, certificates and permits required from the PRC, Hong Kong and Macau authorities.

7.

Staff’s Comment: We note your response to comment 9 and we reissue our comment in part. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s Comment, the Company has amended the Amended Registration Statement on the cover page and pages 9 and 10 to include disclosure regarding cash flows, transfers, dividends, distributions and restrictions or limitations related there to.

8.

Staff’s Comment: We note your revisions in response to comment 11. Please disclose in the summary section that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also disclose in the summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. In addition, as previously requested, indicate in an appropriate risk factor that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: The Company advises the Staff that, as discussed in the response to Comment 2 herein, until such time as the PCAOB issues any new determination, the Company does not believe it is at risk of being a Commission-Identified Issuer for a second consecutive year and is no longer at risk of having its securities subject to a trading prohibition under the HFCAA.

Risk Factors, page 9

9.

Staff’s Comment: Refer to comment 13. Notwithstanding your response that you have no operations in mainland China and your reference to sections of your 2020 Form 20-F addressing the risks associated with operating in Macau, we reissue our comment. Please significantly revise your risk factor disclosure in the prospectus to address our comments. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise your prospectus to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company advises the Staff that it has revised the “Risk Factors” section of the Amended Registration Statement to address the risks associated with operating in Macau and potential intervention by the Chinese government.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Timothy Cruickshank, P.C. of Kirkland & Ellis LLP by telephone at (212) 446-4794 or by email at tim.cruickshank@kirkland.com.

Sincerely,

/s/ Timothy Cruickshank
Timothy Cruickshank, P.C.

Via E-mail:

cc:	Kevin Richard Benning

Studio City International Holdings Ltd

Tim Y. Sung

Studio City International Holdings Ltd